April 22, 2005

Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Re:	Flow International Corporation Form 10-K/A for the fiscal year ended April 30, 2004,
Form 8-K filed on April 4, 2005,
File No. 0-12448

Dear Mr. Decker:

We are responding to your letter dated April 14, 2005, which sets forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Flow International Corporation’s (“Flow” or the “Company”) Form 10-K/A for the fiscal year ended April 30, 2004; and Form 8-K filed on April 4, 2005; File No. 0-12448. For your convenience, each of the Staff’s comments has been included in italics and precedes the Company’s responses.

Comment applicable to your overall filing

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings

Response:

Unless instructed otherwise, we will revise our Consolidated Statement of Operations for the year ended April 30, 2003 as requested in comment #2 in future filings. Should the Company provide non-GAAP financial information in the future, it will provide the necessary disclosures as required by Regulation G.

Financial Statements

Statements of Operations, page 35

2.

We have read your response to comment 2. You indicated that the litigation loss accrual and loss on previously disposed assets could have been included in operating income (loss) for the year ended April 30, 2003. Given that the notes for which you recorded an expense of $1.2 million relate to the sale of your products, it appears this amount should also be included in operating income (loss). Please revise your statement of operations to include the litigation loss accrual, the loss on previously disposed assets and the discount on the sale of notes receivable in operating income (loss) for the year ended April 30, 2003.

Response:

The Staff’s comments have been noted. In future filings, we will revise our Consolidated Statement of Operations for the year ended April 30, 2003 to include the expenses associated with our litigation accrual, loss on previously disposed assets and the discount on the sale of notes receivable in operating income (loss).

FORM 8-K FILED ON APRIL 4, 2005

3.	In the transcript of your March 17, 2005 earnings teleconference, you indicated that EBITDA was $2.6 million for the quarter and $10 million for the first nine months of fiscal 2005. If you continue to present these non-GAAP financial measures, please provide the disclosures required by Regulation G.

Response:

In future conference calls, should we choose to present non-GAAP financial measures, such as EBITDA, we will also provide the necessary disclosures as required by Regulation G.

Sincerely,

/s/ STEPHEN D. REICHENBACH
Stephen D. Reichenbach
Chief Financial Officer

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